FORM 6-K

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 001-12440

Enel Américas S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Enel Américas S.A. (“Enel Américas”) is furnishing this Report to file the following exhibit, which shall be incorporated by reference into the Registration Statement on Form F-3 of Enel Américas (Registration No. 333-214079), as amended, and any registration statement of Enel Américas under the Securities Act of 1933, as amended, if so specified in any such registration statement.

Exhibits

99.1	Unaudited Interim Consolidated Financial Statements of Enel Américas S.A. as of March 31, 2019 and December 31, 2018 and for the three months ended March 31, 2019 and 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By:	/s/ Aurelio Bustilho de Oliveira
Name: Aurelio Bustilho de Oliveira
Title: Chief Financial Officer

Date:      May 29, 2019